Mail Stop 4561
      July 26, 2005

Mr. Dana L. Dabney
Chief Financial Officer
Circle Group Holdings, Inc.
1011 Campus Drive
Mundelein, Ill 60060

	Re:	Circle Group Holdings, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-32134

Dear Mr. Dabney:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 5 - Market Price for Common Equity and Related Stockholder
Matters, page 9

1. We note your issuance of common stock for professional and consulting services performed. Please tell us how you accounted for these stock issuances, the value assigned for these services and the nature of your relationship with whom the stock was issued. Reconcile these issuances with the information provided in your Consolidated Statements of Stockholders` Equity for "Stock issued for services".



Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition

2. We note that your On-line bedding segment subcontracts the production of your bedding products to manufacturers and the manufacturers drop ship the products to your customers. Please tell us how you considered EITF 99-19 for reporting revenue from this segment.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Going Concern Qualification, page 4

3. Please explain your consideration of Item 310(b) of Regulation
S-B
as it relates to filing the accountants` review report given your statement that your independent auditors have included an explanatory paragraph in their review report on the March 31, 2005 consolidated financial statements.

Note 6 - Stockholders` equity, page F-6

4. Please explain to us how you determined the value of your note receivable currently in default is not impaired. In addition, tell us what the repayment terms are and what your plans are if these repayment terms are not met.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief






Mr. Dana L. Dabney
Circle Group Holdings, Inc.
July 26, 2005
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